Exhibit 1.02
Rockwell Collins, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013

1.    Overview
This report (the "Report"), for the calendar year ended December 31, 2013, has been prepared by Rockwell Collins (herein after referred to as "Rockwell Collins," the "Company," "we," "us," or "our") pursuant to Rule 13p-1 (the Rule) under the Securities Exchange Act of 1934. The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products that are sourced from the Democratic Republic of Congo (DRC) and the surrounding countries, (hereinafter referred to as the "Covered Countries"). Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (3TG).

The information in this Report includes the activities of all majority-owned subsidiaries and entities that are required to be consolidated. In accordance with the Rule, the Report does not include the activities of entities that are not required to be consolidated or any acquisitions the Company undertook during the reporting period, including the Company's acquisition of ARINC Incorporated in December 2013.

Our Products
Rockwell Collins is a leader in the design, production and support of communication and aviation electronics for commercial and military customers worldwide. The integrated system solutions and products we provide to our served markets are oriented around a set of core competencies: communications, navigation, automated flight control, displays/surveillance, simulation and training, integrated electronics and information management systems. For further information on our Company or products, please visit www.rockwellcollins.com.

The Company’s Conflict Minerals Policy
The Company is committed to ensuring that we uphold fundamental human rights and believe that all human beings around the world should be treated with dignity, fairness and respect. It is our Company's intention to obtain products and services only from suppliers who demonstrate a serious commitment to the health and safety of their workers, and operate in compliance with human rights laws. For additional information about our commitment to responsible sourcing and other human rights, see our Standards of Business Conduct (SBC) at https://www.rockwellcollins.com/Our_Company/Ethics/Our_Standards.aspx. Alleged violations of the SBC can be communicated to the Company's Ombudsman Office.

Our Conflict Minerals Position Statement is publicly available on our website at http://www.rockwellcollins.com/Our_Company/Corporate_Responsibility/Material_Declarations.aspx.

Reasonable Country of Origin Inquiry (RCOI)
Our supply chain is complex and there are multiple tiers between the Company and the mine. Rockwell Collins is considered a downstream supplier or a “component product manufacturer” and does not procure metals directly from the mines or smelters. Thus, the Company relied on our direct suppliers to provide information on the origin of the conflict minerals contained in components and materials supplied to us, including sources of 3TG within their products. For the current reporting period, the Company surveyed our direct suppliers who comprised the majority of our component spend during calendar 2012.

Many of the purchase contracts with our suppliers are multi-year contracts and therefore we cannot unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts, or renew our existing contracts, we are adding a clause to require suppliers to provide information about the source of 3TG and smelters. In the meantime, as described below, we are working with selected suppliers to ensure they provide the 3TG sourcing information.

2.     Design of Company’s Due Diligence Framework

The due diligence measures captured in the Company’s Conflict Minerals Procedure, have been designed to conform, in all material respects, with the internationally recognized framework: The Organisation for Economic Co-operation and Development (OECD) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing and the related Supplements for 3TG that can be found at http://www.oecd.org/investment/mne/mining.htm.

3.     Due Diligence Performed

This section addresses the actions that the Company took to exercise due diligence on source and chain of custody of 3TG within the supply chain.

3.1     Company Management Systems
We have set expectations and procedures around our sourcing of 3TG as described below.

Conflict Minerals Procedure
We have developed an internal Conflict Mineral Procedure that defines the process requirements to comply with the Rule.

Supplier Engagement
Throughout the last calendar year, we have taken measures to communicate the requirements of the rule and our expectations for compliance with our supply base. In addition, we maintain an electronic portal which suppliers can use to access resources related to 3TG, including FAQs from the Aerospace Industries Association’s (AIA) Conflict Minerals Working Group (CMWG) and the SEC.

3.2     Supply Chain Risk Identification

Request of Information from our Supply Base
As stated in the Rule, which describes the content of the Conflict Minerals Report, “it is very difficult, if not impossible, to trace Conflict Minerals to their mine or other location of origin” after the smelting (tin, tantalum, tungsten) or refining (gold) processes. The smelters and refiners are consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores. As the Company does not purchase raw ore or unrefined 3TG, our focus was to gain smelter information from our supply base.

We then requested that all identified suppliers provide information to us regarding 3TG and smelters using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals Reporting Template (the Template). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a direct supplier’s conflict-free policy, its due diligence process and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities. We have determined that requesting our identified suppliers to complete the Template represents our reasonable best efforts to determine the mines or locations of origin of 3TG in our supply chain. We have reached this conclusion in part as a result of our participation in the Conflict-Free Sourcing Initiative (CFSI), an initiative of EICC and GeSI organizations.

During our survey we communicated with our identified suppliers on four separate occasions. The first communication described the Rule and its requirements, the second communication requested 3TG information from the supplier and the remaining two communications were sent to remind the identified suppliers to complete the requested action. We have also created a database to capture and store supplier 3TG information for reporting purposes.

3.3     Response to Supply Chain Risks

Participation in Industry Associations
Since we do not have a direct relationship with 3TG smelters and refiners, we participate in industry-wide 3TG initiatives within the Aerospace & Defense and Electronics sectors. The purpose of our participation within these industry groups is to enable us to obtain information from upstream entities within the supply chain. The following is a list of the specific industry initiatives in which we participate:

•	AIA CMWG

•	EICC-GeSI CFSI

•	IPC Association Connecting Electronics Industries Conflict Minerals Due Diligence Committee

•	IPC Conflict Minerals Data Exchange Task Group

Survey Responses
At the conclusion of the supplier survey effort, the Company reviewed the supplier survey responses against criteria developed to determine which suppliers required further engagement. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the Template. From this analysis, the Company identified three categories that required additional follow-up:

•	Suppliers that reported they may source 3TG from the Covered Countries

•	Suppliers that reported their products did not contain any 3TG

•	Suppliers that either provided incomplete responses or did not respond at all

Suppliers that reported they may source 3TG from the Covered Countries
Through the analysis of survey responses, we identified suppliers that reported they may have sourced 3TG from the Covered Countries. Upon further investigation, through phone and email contact with the suppliers, we understood that some components supplied to us may contain 3TG from conflict-free smelters. Others were unable to confirm that the 3TG came from the Covered Countries, nor were able to identify which products (if any) were provided to the Company during the calendar year.

Suppliers that reported their products did not contain any 3TG
Through the analysis of survey responses, we identified suppliers that responded stating their products did not contain any 3TG substances. We followed up with these suppliers twice, providing information and education on where the 3TG could be located in their products, such as metal alloying elements, plating / surface finishes, contained within the solder, and also within electrical components themselves. After our follow-up through phone and email communication, some suppliers changed their answer indicating that at least one 3TG was contained within the products that they provide to the Company but the source of the 3TG was not believed to be from the Covered Countries.

Suppliers providing either Incomplete or No Responses
Through the analysis of survey responses, we identified suppliers that either provided an incomplete response to our survey request or they did not respond at all. In addition to the four communications that were sent to suppliers during the request of information from our supply base, these suppliers received an additional communication which was intended to educate and increase the knowledge of the suppliers on the Rule. Additional supplier communications, education and training are planned for the future as noted in Section 4.0 below.

3.4     Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TG smelters or refiners and therefore do not perform direct audits of these entities. We do support audits conducted by third parties through our participation in a number of industry-wide initiatives as described in Section 3.3 above.

3.5     Report on Supply Chain Due Diligence

This Conflict Minerals Report constitutes our annual report on our 3TG due diligence which is filed with the SEC and is available on our Company website http://www.rockwellcollins.com under the SEC filings link on our Investor Relations page.

4.0    Steps to be taken to enhance process

We intend to refine our process for future reporting periods by addressing, implementing and continuously improving the following:

•	Continue to enhance supplier knowledge of the requirements and importance of the Rule in order to increase the supplier response rate and improve the content of the responses

•	Include a Conflict Minerals flow-down clause in new or renewed supplier contracts

•	Continue involvement within industry partnerships

•	Work with our supply base to request they flow-down the reporting requirements and encourage participation in obtaining a conflict free designation from an industry program such as the EICC-GeSI CFSI

•	Lack of supplier responses to 3TG data requests will be tracked and incorporated into the Company’s overall supplier performance rating

CAUTIONARY STATEMENT

This contains statements that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the Company's reliance on our supply base to provide information on products sold to the Company that include tin, tantalum, tungsten and gold as well as the country of origin; the Company's ability to amend supplier contracts; the Company's suppliers not properly flowing down requirements of the Rule to their supply base; the Company's ability to execute activities that will enhance our due diligence measures, as well as other risks and uncertainties, including but not limited to those detailed herein. These forward-looking statements are made only as of the date hereof.

Date of Report: June 2, 2014